August 5, 2011

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington, DC 20549-3561

RE:     YUM! Brands, Inc.
File No. 001-13163
Form 10-K: For the Fiscal Year Ended December 25, 2010

Dear Sirs:

YUM! Brands, Inc. (the “Company”) previously provided responses to your letters to the Company dated April 8, 2011, May 6, 2011 and June 16, 2011. Herein, we are providing a response to your letter to the Company dated August 1, 2011. Our response herein should be read in conjunction with our previous responses to you. For your convenience, we have repeated your comment in its entirety followed by our response.

Form 10-K: For Fiscal Year Ended December 25, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment of Goodwill, page 55

1.    We note your response to our prior comment 3. You state that the operating performance of Pizza Hut U.K. was not significantly poor enough to deviate from your policy of evaluating impairment of long lived assets semiannually in both the second and fourth fiscal quarters of each year. However, you also state that additional impairment charges are expected to be recorded in the second quarter of 2011 to write down to their fair values the Pizza Hut U.K. restaurants that are deemed impaired. Additionally, you state that you evaluate goodwill for impairment on an annual basis or more often if an event occurs or circumstances change that indicate impairments might exist. We note disclosure in your earnings release for the second quarter of fiscal 2011 of the weak performance of Pizza Hut U.K. and the 7% decline in U.K. system sales in the second quarter and year to date. However, we did not identify disclosure in the Form 10-Q of any impairment of long lived assets or goodwill specific to Pizza Hut U.K. In this regard, please tell us the amount of any impairment charges that were recorded for Pizza Hut U.K. in the second quarter of 2011. If no impairment of goodwill attributable to Pizza Hut U.K. was recorded, please explain your basis for not doing so, particularly in view of the extended successive decline of its performance into this quarter.

YUM! Brands, Inc.
August 5, 2011

Response:
We review property, plant and equipment for impairment at the individual restaurant level. Due to the short-term volatility in individual restaurant performance as well as the large number of restaurants we own and operate, we consider poor operating performance as an impairment indicator semi-annually (our second and fourth quarters) as disclosed in our accounting policies on pages 70 through 72 of our 2010 Form 10-K. Pizza Hut U.K. recorded long-lived asset impairment charges of $6 million to write restaurants down to their fair values as a result of our semi-annual restaurant-level impairment testing performed in Q2 2011.

As noted in our 2010 Form 10-K, the fair values of all of our reporting units were substantially in excess of their respective carrying values as of the 2010 goodwill impairment test. This included Pizza Hut U.K., whose fair value exceeded its carrying value by 27%. However, we felt it prudent to disclose that Pizza Hut U.K. had experienced deteriorating operating results over the past several years and that if our plans to improve the business were not successful, goodwill could be impaired in the future.

The assumptions supporting the Q4 2010 Pizza Hut U.K. fair value included certain growth initiatives that were part of a three-year recovery plan for the business as more fully described in our response to your letter to the Company dated May 6, 2011. Many of these initiatives began in early Q3 2011. Our Chairman and CEO said the following during our Q2 2011 earnings release call, “Now, as you know, if you've followed our Company, our Pizza Hut U.K. business has been soft, but the team is expecting a stronger second half with the launch of free salads and new individual pizzas combined with a casual dining operating focus. The good news is that our very early results are encouraging.” We have supplementally provided to the Staff an Appendix to this response letter that details the early results of the Pizza Hut U.K. brand relaunch.

Therefore, although the business continued to underperform during the first half of 2011 our expectations as to the three-year recovery plan for Pizza Hut U.K. had not changed. As such we do not believe that an event occurred or circumstances changed that would have more-likely-than-not reduced the fair value of the Pizza Hut U.K. reporting unit below its carrying value. It should be noted that long-lived assets, the largest component of Pizza Hut U.K.'s carrying value, have declined by approximately 10% since the goodwill impairment test in Q4 2010 due to depreciation and impairments, including the aforementioned $6 million, in excess of additions.

Respectfully submitted,

/s/ David E. Russell

David E. Russell
Vice President, Corporate Controller